SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

PRUDENTIAL BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

74431A101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 114,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.19%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 77,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.81%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,102
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 91,102
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,426
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 51,426
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.59%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 52,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,528
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,528
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.87%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,164
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,164
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Prudential Bancorp Inc., a  Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1834 W. Oregon Avenue, Philadelphia, Pennsylvania  19145.

Item 2.	Identity and Background.

(a-c) This statement is being filed by Seidman and Associates LLC ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, LP ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, LP ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership III, LP ("SIPIII"), a Delaware limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054.  Lawrence Seidman is the Managing Member of JBRC I, LLC, the corporate co-general partner of SIPIII.
This statement is also being filed by Broad Park Investors, LLC, ("Broad Park"), a New Jersey limited liability company formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052. Pursuant to the Broad Park Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by LSBK06-08, LLC, ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Plam Beach, Florida  33480.  Veteri Place Corporation is the Trading Advisor to LSBK and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by CBPS, LLC, ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at The Clark Estates, One Rockefeller Plaza, New York, NY  10020.  Veteri Place Corporation is the Trading Advisor to CBPS and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by 2514 Multi Strategy Fund, LP, ("2514 MSF"), a Delaware limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 S. Ashley Drive, Suite 2100, Tampa, Florida  33602. Pursuant to the Letter Agreement by and between 2514 MSF and Lawrence Seidman, Mr. Seidman has Power of Attorney and sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Lawrence Seidman, ("Seidman") whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 and 19 Veteri Place, Wayne, NJ 07470. Mr. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS, and 2514 MSF.  Seidman serves as the manager of SAL, the President of Veteri Place Corporation (of which he is the sole officer and director); Veteri Place Corporation being the general partner of each SIP and SIPII, the President of Veteri Place Corporation (of which he is the sole officer and director); Veteri Place Corporation being the Trading Advisor for each LSBK and CBPS,  the managing member of JBRC I, LLC, the corporate co-general partner of SIPIII, investment manager of each Broad Park and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS and 2514 MSF.

This statement is also being filed by Veteri Place Corporation, ("Veteri"), a New Jersey corporation, that serves as the corporate general partner of each of SIP and SIPII; and the Trading Advisor of each LSBK and CBPS, whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ  07054 and 19 Veteri Place, Wayne, NJ  07470.

This statement is also being filed by Sonia Seidman, ("Sonia Seidman"), wife of Lawrence Seidman.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, Sonia Seidman, SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS, 2514 MSF, and Veteri, is set forth in Schedule A hereto. Seidman, Sonia Seidman, SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS, 2514 MSF and Veteri shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman and Sonia Seidman are citizenz of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 560,164 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $6,138,761, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the persons listed on Schedule A has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and results of operations, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, seeking representation on the Board of Directors of the Issuer through election contests or otherwise, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.  The Reporting Persons have previously nominated individuals for election to the boards of directors of, and have engaged in election and proxy contests with, a number of publicly traded companies, and expressly reserve the right to take such actions with respect to the Issuer.  Mr. Seidman has had several conversations with the Issuer's management and plans to continue to speak with the Issuer's management about ways to maximize shareholder value.  During Mr. Seidman's most recent conversations with the Issuer's management, Mr. Seidman requested that the Board be expanded to accomodate an individual recommended by Mr. Seidman.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 9,544,809 Shares outstanding, which is the total number of Shares outstanding, as reported in the Issuer's Form 10-Q for the period ending June 30, 2014, filed with the Securities and Exchange Commission on August 14, 2014.

A.	SAL

(a)	As of the close of business on August 14, 2014, SAL beneficially owned 114,000 Shares.

       Percentage: Approximately 1.19%.

(b)	1. Sole power to vote or direct the vote: 114,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 114,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on August 14, 2014, SIP beneficially owned 77,000 Shares.

                               Percentage: Approximately 0.81%.

(b)	1. Sole power to vote or direct the vote: 77,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 77,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on August 14, 2014, SIPII beneficially owned 91,102 Shares.

Percentage: Approximately 0.95%.

(b)	1. Sole power to vote or direct the vote: 91,102

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 91,102

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on August 14, 2014, SIPIII beneficially owned 18,000 Shares.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 18,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	LSBK

(a)	As of the close of business on August 14, 2014, LSBK beneficially owned 51,426 Shares.

Percentage: Approximately 0.54%.

(b)	1. Sole power to vote or direct the vote: 51,426

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 51,426

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on August 14, 2014, Broad Park beneficially owned 56,000 Shares.

Percentage: Approximately 0.59%.

(b)	1. Sole power to vote or direct the vote: 56,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 56,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	CBPS

(a)	As of the close of business on August 14, 2014, CBPS beneficially owned 54,000 Shares.

Percentage: Approximately 0.57%.

(b)	1. Sole power to vote or direct the vote: 54,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 54,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	2514 MSF

(a)	As of the close of business on August 14, 2014, 2514 MSF beneficially owned 52,000 Shares.

Percentage: Approximately 0.54%.

(b)	1. Sole power to vote or direct the vote: 52,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 52,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 77,000 Shares owned by SIP and the 91,102 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 51,426 Shares owned by LSBK and the 54,000 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 273,528 Shares.

Percentage: Approximately 2.87%.

(b)	1. Sole power to vote or direct the vote: 273,528

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 273,528

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS are set forth on Schedule B and incorporated herein by reference.

J.	Sonia

(a)	As of the close of business on August 14, 2014, Sonia beneficially owned 46,636 Shares.

Percentage: Approximately 0.49%.

(b)	1. Sole power to vote or direct the vote: 46,636

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 46,636

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia has not entered into any transactions in the Shares during the past 60 days.

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 114,000 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 77,000 Shares owned by SIP and the 91,102 Shares owned by SIPII, and (iii) as the managing member of JBRC I, LLC, the corporate co-general partner of SIPIII, may be deemed the beneficial owner of 18,000 Shares owned by SIPIII, and (iv) as the sole officer of Veteri, theTrading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 51,426 Shares owned by LSBK and the 54,000 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 56,000 Shares owned by Broad Park and the 52,000 Shares owned by 2514 MSF, and (vi) as the husband of Sonia Seidman, may be deemed the beneficial owner of 46,636 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 560,164 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.87%.

(b)	1. Sole power to vote or direct the vote: 560,164

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 560,164

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, CBPS, Broad Park and 2514 MSF are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 21, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated August 21, 2014, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS, 2514 MSF, Veteri, Sonia Seidman and Seidman.

Signature Page to Prudential Bancorp Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, L.L.C. its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 74431A101

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Private Investor and Businessman	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
D. Scott Lutrell	Chief Investment Officer of LCM Group. LCM Group is an Investment Firm and the Corporate General Partner of 2514 Multi-Strategy Fund, LP.	100 S. Ashley Drive, Suite 2100, Tampa, Florida 33602	United States

CUSIP No. 74431A101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Per Share*	Cost*	Shares
SAL	8/14/2014	11.5018	126,520.00	11,000

SIP	8/14/2014	11.5025	92,020.00	8,000

SIPII	8/14/2014	11.5011	207,020.00	18,000

SIPIII	8/14/2014	11.5011	207,020.00	18,000

LSBK	8/14/2014	11.5011	200,419.00	17,426

Broad Park	8/14/2014	11.5012	195,520.00	17,000

2514MSF	8/14/2014	11.5200	11,520.00	1,000
2514MSF	8/14/2014	11.5200	11,520.00	1,000
Total			23,040.00	2,000

CBPS	8/14/2014	11.5000	69,000.00	6,000

*Includes brokerage commission.

CUSIP No. 74431A101

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Prudential Bancorp Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 21, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, L.L.C. its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN